XSPORT GLOBAL, INC.

April 18, 2019

Via Edgar Only

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	XSport Global, Inc.
Registration Statement on Form S-1
Filed on October 25, 2018
File No. 333-227972

To Whom It May Concern:

Please be advised that the undersigned is the duly elected Chief Financial Officer of XSport Global, Inc. (the "Registrant").

The purpose of this Correspondence is to supplement the Correspondence filed on April 17, 2019 which inadvertently referred to a Registration Statement on Form S-3 filed by the Registrant.  The Correspondence should have referred to a Registration Statement on Form S-1.

Accordingly, having been advised that the Commission has no comments to the Registrant's Registration Statement on Form S-1 (File No. 333-227972) filed on October 25, 2018, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Friday, April 19, 2019 at 10:00 a.m., or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Robert Finigan

Robert Finigan